EXHIBIT 28



           Robert J. Fitzsimmons                          Embargo until
           602/ 207-5759                                  8:00 a.m. (E.D.T.)



                              The FINOVA Group Inc.

                      Announces 20% Increase in Net Income
               and Record New Business For Second Quarter of 1997



PHOENIX, Ariz., July 15, 1997 -- The FINOVA Group Inc. (NYSE: FNV) today announced net income of $33.8 million ($1.21 per common share) for the quarter ended June 30, 1997, a 20% increase over $28.1 million of net income ($1.01 per common share) for the second quarter of 1996.

         The company also reported all-time highs of $951 million in new loan and lease originations and $862 million in fee-based volume generated during the quarter, with only a modest decline in the backlog to $1.4 billion. As a result, managed assets at the end of the quarter increased 16.5% year over year and grew at an annualized rate of 18.3% during the quarter.

         During the second quarter of 1997, the company's interest margins earned as a percentage of average earning assets rose to 6.0% from 5.8% in the second quarter of 1996, and the company's return on average equity increased to 14.4% from 13.4% a year earlier. "The record new business volumes and increasing margins earned in the second quarter underscore FINOVA's ability to grow the business without sacrificing profitability," said FINOVA Chairman and CEO Sam Eichenfield. "FINOVA continues to demonstrate the strength of its market position and its ability to provide shareholders with increasing returns on their investment in the company."

         Loss provisions for the quarter were $18.3 million compared to $7.9 million in 1996 and exceeded write-offs by 58%.

         "In addition, the company's leasing portfolio continued to demonstrate its ability to generate gains on sale of assets," said Eichenfield. Gains for the second quarter of 1997 were $10.5 million, compared to $1.3 million in 1996. For the first six months of 1997, total gains were $13.7 million compared to $8.0 million during the same period a year ago. Included in gains for the second quarter of 1997 was the sale of the company's investment in a leveraged lease transaction.
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
         "While experiencing strong growth, we have also continued our commitment to quality and efficiency, as evidenced by continued strong portfolio performance and productivity measures," continued Eichenfield. Nonaccruing assets represented 2.0% of managed assets at June 30, 1997, compared to 2.2% at June 30, 1996, and reserves as a percentage of nonaccruing assets increased to 96.3% from 87.9% a year ago. Selling, general and administrative expenses were 42.8% of interest margins earned in the second quarter of 1997, in line with 41.9% for the year ended December 31, 1996 and somewhat better than the 44.3% reported for the first quarter of 1997.

         Income taxes for the second quarter were higher in 1997 due to the increase in pre-tax income. In comparison to the first quarter of 1997, the effective tax rate for the period was lower as a result of certain tax credits.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing a broad range of secured financing and leasing products from $500,000 to $35 million to midsize business.

         For more information about the FINOVA Group Inc., visit the company's Website at www.finova.com.


                                       ###

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
                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                                            Quarter Ended                         Six Months Ended
                                                              June 30,                                June 30,
                                                 -----------------------------------    ------------------------------------
                                                       1997                1996               1997                1996
                                                 ----------------   ----------------    ----------------    ----------------
Interest earned from financing
  transactions                                   $       199,541    $       167,593     $       390,653     $       335,272
Operating lease income                                    28,946             25,042              54,911              48,015
Interest expense                                        (101,883)           (89,718)           (199,055)           (177,942)
Operating lease depreciation                             (17,610)           (14,625)            (34,059)            (31,903)
                                                 ----------------   ----------------    ----------------    ----------------
Interest margins earned                                  108,994             88,292             212,450             173,442

Provision for possible credit losses                     (18,300)            (7,876)            (26,300)            (19,500)
Gains on sale of assets                                   10,468              1,315              13,701               8,045
Selling, administrative and other
  operating expenses                                     (46,612)           (34,488)            (92,490)            (72,075)
                                                 ----------------   ----------------    ----------------    ----------------

Income before income taxes                                54,550             47,243             107,361              89,912
Income taxes                                             (19,853)           (18,391)            (39,851)            (34,304)
                                                 ----------------   ----------------    ----------------    ----------------
Income from continuing operations
  before preferred dividends                              34,697             28,852              67,510              55,608

Preferred dividends, net of tax                             (946)              ----              (2,101)                ---
                                                 ----------------   ----------------    ----------------    ----------------
Income from continuing operations                         33,751             28,852              65,409              55,608

Loss from discontinued operations                           ----               (731)                ---                (366)
                                                 ----------------   ----------------    ----------------    ----------------

Net Income                                       $        33,751    $        28,121     $        65,409     $        55,242
                                                 ================   ================    ================    ================

Earnings from continuing operations per
  common  and equivalent share                   $          1.21    $          1.03     $          2.34     $          1.99
                                                 ================   ================    ================    ================
Earnings per common and equivalent
  share                                          $          1.21    $          1.01     $          2.34     $          1.98
                                                 ================   ================    ================    ================

Dividends declared per  common share             $          0.24    $          0.22     $          0.48     $          0.44
                                                 ================   ================    ================    ================

Average outstanding common and
  equivalent shares                                   27,888,000         27,961,000          27,906,000          27,942,000
                                                 ================   ================    ================    ================

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
                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                                          As of
                                                                       As of June 30,                   December 31,
                                                              ----------------------------------    ------------------
FINANCIAL POSITION:                                                 1997               1996                1996
                                                              ---------------    ---------------    ------------------
 Ending funds employed (EFE) (2)                              $    7,826,196     $    6,697,013     $       7,298,759
 Securitizations and participations sold (3)                         394,025            359,868               364,546
                                                                -------------      -------------      ----------------
   Total managed assets (2)                                        8,220,221          7,056,881             7,663,305
 Reserve for possible credit losses (2)                              159,747            136,917               148,693
 Nonaccruing assets (2)                                              165,885            155,840               155,505
 Nonaccruing assets as  % of managed assets (4)                         2.0%               2.2%                  2.0%
 Reserve for possible credit losses as a % of:
   Ending managed assets (4)                                            2.0%               2.0%                  2.0%
   Nonaccruing assets                                                  96.3%              87.9%                 95.6%
 Total debt                                                   $    6,338,122     $    5,970,459     $       5,850,223
 Preferred securities                                                111,550                ---               111,550
 Common stockholders' equity                                         948,595            871,653               929,591
 Backlog                                                           1,440,831          1,213,286             1,477,239

                                                  For the Second Quarter Ended           For the Six Months Ended
                                                            June 30,                             June 30,
                                                 --------------------------------     -------------------------------
PERFORMANCE HIGHLIGHTS:                               1997              1996               1997              1996
                                                 --------------    --------------     --------------   --------------
Average managed assets (2)                       $   8,023,255     $   6,880,673      $   7,881,895    $   6,768,305
Average earning assets (5) (2)                       7,235,636         6,144,342          7,099,386        6,082,728
New business (2)                                       951,236           584,941          1,562,870        1,234,347
Fee-based volume                                       862,442           638,415          1,677,673        1,332,508
Write-offs (2)                                          11,558             7,382             16,858           15,240
Write-offs (annualized) as a % of
   average managed assets (4)                            0.58%             0.43%              0.43%            0.45%
Interest margins earned
   (annualized) as a % of average
   earning assets                                         6.0%              5.8%               6.0%             5.7%
Selling, administrative and other
    operating expenses as a % of
    interest margins earned                              42.8%             39.1%              43.5%            41.6%
Return (annualized) on average
   common equity                                         14.4%             13.4%              14.0%            13.1%

----------------------------------------

(1)  Averages for the periods presented are based on month-end balances.
(2)  Excludes discontinued operations disposed of during 1996.
(3) Securitizations are assets sold under securitization agreements and managed by the Company.
(4) Excludes participations sold in which the Company has transferred credit risk.
(5) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.

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